UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017

On November 10, 2017, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2017. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 10, 2017, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2018. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2017 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: November 13, 2017

Financial Results Release	November 10, 2017 [U.S. GAAP	]
For the Six Months Ended September 30, 2017

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/
Code No.: 9432
Stock exchanges on which the Company’s shares are listed: Tokyo
Representative: Hiroo Unoura, President and Chief Executive Officer
Contact: Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report: November 13, 2017
Scheduled date of dividend payments: December 11, 2017
Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2017 (April 1, 2017 – September 30, 2017)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2017	5,664,795	2.5%	975,183	5.3%	982,025	9.5%	527,505	10.8%
Six months ended September 30, 2016	5,524,328	(1.2)%	926,484	26.3%	896,905	25.0%	476,096	26.2%

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2017: 562,436 million yen 76.2%
			For the six months ended September 30, 2016: 319,189 million yen (3.0)%
	2.	Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2017	262.84	(yen)	—	(yen)
Six months ended September 30, 2016	230.90	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2017	21,498,152	12,001,395	9,441,681	43.9%	4,705.67	(yen)
March 31, 2017	21,250,325	11,507,756	9,052,479	42.6%	4,491.73	(yen)

2. Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2017	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2018	—	75.00	(yen)	—	—		—
Year Ending March 31, 2018 (Forecasts)	—	—		—	75.00	(yen)	150.00	(yen)

Note: Change in dividend forecasts during the six months ended September 30, 2017: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2018 (April 1, 2017 – March 31, 2018)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2018	11,750,000	3.2%	1,590,000	3.3%	1,695,000	10.9%	880,000	10.0%	440.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2018 during the six months ended September 30, 2017: Yes

*Notes:

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2017 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

	i.	Change due to revision of accounting standards and other regulations: Yes

	ii.	Other change: Yes
(For further details, please see “Summary Information (notes)” on page 3.)

(4)	Number of shares outstanding (common stock)

	i.	Number of shares outstanding (including treasury stock):

September 30, 2017 : 2,096,394,470 shares

March 31, 2017 : 2,096,394,470 shares

	ii.	Number of shares of treasury stock:

September 30, 2017 : 89,947,292 shares

March 31, 2017 : 81,026,959 shares

	iii.	Weighted average number of shares outstanding:

For the six months ended September 30, 2017: 2,006,905,710 shares

For the six months ended September 30, 2016: 2,061,934,989 shares

*	This financial results release is not subject to the quarterly review.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2018, please refer to page 10.

On Friday, November 10, 2017, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

The forecast for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2018 is based on the assumption that NTT will repurchase 30 million shares or 150 billion yen of shares from September 26, 2017 through March 31, 2018, as resolved at the board of directors’ meeting held on September 25, 2017, authorizing repurchases up to these amounts and retain these as treasury stock.

For further details on the financial results forecasts, please also see “Financial Results for the Six Months Ended September 30, 2017,” which is disclosed on TDnet on the same day as this financial results release.

1. Summary Information (notes)

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2017, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Balance Sheet Classification of Deferred Taxes

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

Simplifying the Test for Goodwill Impairment

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which replaces the two-step goodwill impairment test with the one-step goodwill impairment test. The amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.

The adoption of ASU 2017-04 would be permitted for goodwill impairment tests with measurement dates after January 1, 2017. NTT Group adopted this ASU for goodwill impairment test with measurement date on July 1, 2017.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings have increased by ¥964 million, and its accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥3,351 million and ¥2,012 million, respectively, as of the beginning of the current fiscal year.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	September 30, 2017	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥840,663	¥(84,550)
Short-term investments	63,844	144,206	80,362
Notes and accounts receivable, trade	2,699,708	2,739,030	39,322
Allowance for doubtful accounts	(48,626)	(48,729)	(103)
Accounts receivable, other	505,145	567,027	61,882
Inventories	365,379	386,862	21,483
Prepaid expenses and other current assets	573,170	600,288	27,118
Deferred income taxes	228,590	—	(228,590)

Total current assets	5,312,423	5,229,347	(83,076)

Property, plant and equipment:
Telecommunications equipment	11,046,115	11,014,642	(31,473)
Telecommunications service lines	16,064,732	16,145,869	81,137
Buildings and structures	6,147,869	6,222,954	75,085
Machinery, vessels and tools	2,032,389	2,117,492	85,103
Land	1,292,685	1,304,617	11,932
Construction in progress	421,819	459,247	37,428

	37,005,609	37,264,821	259,212
Accumulated depreciation	(27,286,588)	(27,461,554)	(174,966)

Net property, plant and equipment	9,719,021	9,803,267	84,246

Investments and other assets:
Investments in affiliated companies	484,596	496,445	11,849
Marketable securities and other investments	495,290	508,680	13,390
Goodwill	1,314,645	1,366,673	52,028
Software	1,209,485	1,201,543	(7,942)
Other intangible assets	453,918	416,509	(37,409)
Other assets	1,492,076	1,505,899	13,823
Deferred income taxes	768,871	969,789	200,918

Total investments and other assets	6,218,881	6,465,538	246,657

Total assets	¥21,250,325	¥21,498,152	¥247,827

	Millions of yen
	March 31, 2017	September 30, 2017	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥268,876	¥41,669
Current portion of long-term debt	681,904	710,206	28,302
Accounts payable, trade	1,612,996	1,239,946	(373,050)
Current portion of obligations under capital leases	14,430	15,866	1,436
Accrued payroll	443,308	442,953	(355)
Accrued taxes on income	239,755	247,954	8,199
Accrued consumption tax	75,083	92,430	17,347
Advances received	324,342	360,952	36,610
Other	512,368	483,083	(29,285)

Total current liabilities	4,131,393	3,862,266	(269,127)

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,181,371	12,893
Obligations under capital leases (excluding current portion)	25,568	22,730	(2,838)
Liability for employees’ retirement benefits	1,599,381	1,624,134	24,753
Accrued liabilities for point programs	103,047	94,136	(8,911)
Deferred income taxes	166,751	150,380	(16,371)
Other	497,132	506,945	9,813

Total long-term liabilities	5,560,357	5,579,696	19,339

Redeemable noncontrolling interests	50,819	54,795	3,976

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,862,035	2,855,486	(6,549)
Retained earnings	5,626,155	6,033,702	407,547
Accumulated other comprehensive income (loss)	1,562	33,142	31,580
Treasury stock, at cost	(375,223)	(418,599)	(43,376)

Total NTT shareholders’ equity	9,052,479	9,441,681	389,202

Noncontrolling interests	2,455,277	2,559,714	104,437

Total equity	11,507,756	12,001,395	493,639

Total liabilities and equity	¥21,250,325	¥21,498,152	¥247,827

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2016	2017	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥619,316	¥571,039	¥(48,277)
Mobile voice related services	429,604	467,669	38,065
IP / packet communications services	1,901,368	1,908,862	7,494
Sale of telecommunications equipment	423,074	348,515	(74,559)
System integration	1,397,071	1,599,833	202,762
Other	753,895	768,877	14,982

	5,524,328	5,664,795	140,467

Operating expenses:
Cost of services (excluding items shown separately below)	1,153,397	1,120,488	(32,909)
Cost of equipment sold (excluding items shown separately below)	406,441	379,912	(26,529)
Cost of system integration (excluding items shown separately below)	986,249	1,141,083	154,834
Depreciation and amortization	716,473	659,938	(56,535)
Impairment losses
Goodwill	4,471	—	(4,471)
Other	10,197	557	(9,640)
Selling, general and administrative expenses	1,320,616	1,387,634	67,018

	4,597,844	4,689,612	91,768

Operating income	926,484	975,183	48,699

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(19,780)	(16,573)	3,207
Interest income	8,621	8,962	341
Other, net	(18,420)	14,453	32,873

	(29,579)	6,842	36,421

Income before income taxes and equity in earnings (losses) of affiliated companies	896,905	982,025	85,120

Income tax expense (benefit):
Current	246,678	318,773	72,095
Deferred	34,766	(9,360)	(44,126)

	281,444	309,413	27,969

Income before equity in earnings (losses) of affiliated companies	615,461	672,612	57,151

Equity in earnings (losses) of affiliated companies	10,065	6,755	(3,310)

Net income	625,526	679,367	53,841

Less – Net income attributable to noncontrolling interests	149,430	151,862	2,432

Net income attributable to NTT	¥476,096	¥527,505	¥51,409

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,061,934,989	2,006,905,710
Net income attributable to NTT (Yen)	¥230.90	¥262.84

Consolidated Statements of Comprehensive Income

	Millions of yen
	2016	2017	Increase (Decrease)
Net income	¥625,526	¥679,367	¥53,841
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(18,302)	13,107	31,409
Unrealized gain (loss) on derivative instruments	(2,009)	966	2,975
Foreign currency translation adjustments	(178,873)	34,386	213,259
Pension liability adjustments	5,812	3,681	(2,131)

Total other comprehensive income (loss)	(193,372)	52,140	245,512

Total comprehensive income (loss)	432,154	731,507	299,353

Less – Comprehensive income attributable to noncontrolling interests	112,965	169,071	56,106

Total comprehensive income (loss) attributable to NTT	¥319,189	¥562,436	¥243,247

(3) Going Concern Assumption

None

(4) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 10, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥150,484 million
Cash dividends per share	¥75
Record date	September 30, 2017
Date of payment	December 11, 2017

2. Treasury stock

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On September 25, 2017, the Board of Directors resolved that NTT may acquire up to 30 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from September 26, 2017 through March 31, 2018. NTT repurchased 11,400,000 shares of its common stock for a total purchase price of ¥60,294 million in October 2017.

(5) Subsequent Events

Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of September 30 2017, NTT Group held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and NTT DOCOMO when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons regarding the sale of NTT DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, NTT DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to NTT DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon NTT DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, NTT DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, NTT DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, NTT DOCOMO received ¥144.9 billion*3 from Tata Sons as payment of the arbitration award amount in accordance with the Court decision regarding NTT DOCOMO’s stake in TTSL. As a result of this transaction, NTT Group expects to include the award amount of ¥144.9 billion in other income on the consolidated financial statements for the three month period ending December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by NTT DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of NTT DOCOMO’s shares in TTSL, NTT Group no longer accounts for investments in TTSL under the equity method. As a result, NTT Group expects to include a loss on transfer of investments in affiliates of ¥29.8 billion, equal to the reclassification adjustments of foreign currency translation adjustments, in other expense on its consolidated financial statements for the three month period ending December 31, 2017.

*1 1 rupee = ¥1.76 as of October 31, 2017

*2 $1 = ¥113.16 as of October 31, 2017

*3 The amount received included interest earned and other costs awarded.

NTT’s repurchase of its common stock

For information about this event, see Note 4.

NTT DOCOMO’s resolution to repurchase its common stock

On October 26, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 120 million shares of its outstanding common stock for an amount in total not exceeding ¥300,000 million from October 27, 2017 through March 31, 2018.

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 10, 2017
Financial Results for the Six Months Ended September 30, 2017

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.
* “E” in this material represents that the figure is a plan or projection for operation.
** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.
*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation 1

Table of Contents
Highlights    Topics
Contributing Factors by Segment    Financial Results Forecast
Progress toward Medium-Term Financial Targets    Strengthen NTT’s Global Business    (Reference) Major B2B2X Initiatives    (Reference) “Tokyo 2020 Medal Project: Towards an Innovative Future for All”    Appendix
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Highlights
Both Operating Revenues and Operating Income increased.
Financial results are steadily progressing in line with the annual plan.
Status of Consolidated Financial Results
Operating Revenues    ¥5,664.8 billion (increase of ¥140.5 billion [2.5%] year-on-year)
Operating Income    ¥975.2 billion (increase of    ¥48.7 billion [5.3%] year-on-year) Net Income *1    ¥527.5 billion (increase of    ¥51.4 billion [10.8%] year-on-year)
Overseas Sales    $9.33 billion (increase of    $1.35 billion [16.9%] year-on-year)
Cross-Selling Order Volume    $0.28 billion
Overseas Operating Income *2                $0.50 billion (increase of    $0.16 billion [47.1%] year-on-year)
*1 Net income represents net income attributable to NTT, excluding noncontrolling interests.
*2 Operating Income excludes temporary expenses, such as M&A-related depreciation costs of intangible fixed assets.
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Topics
Increased Profitability of Network Services
Expansion of NTT’s User Base
• Mobile Subscriptions: 75.36 million mobile subscriptions (net increase of 0.48 million)
(Included in the above) Kake-hodai & Pake-aeru: 39.62 million subscriptions (net increase of 2.55 million)
• FTTH Subscriptions: 20.39 million subscribers (net increase of 0.33 million)
(Included in the above) Hikari Collaboration: 10.15 million (net increase of 1.40 million)
Growing number of Wi-Fi area owners*: 642 (net increase of 85)
* Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Topics
Promotion of the B2B2X Model
Expand collaboration efforts with corporations and local governments in various fields, such as sports, transportation and manufacturing in an effort towards creating new value and solving social issues and challenges
Shareholder returns
Share buybacks (acquired in October 2017): ¥60.3 billion
* Aggregate amount: Up to ¥150 billion; Total number of shares: Up to 30 million shares; Period: September 26, 2017 to March 31, 2018
Aggregate amount of FY2017 share buybacks: ¥103.5 billion as of the end of October 2017
Progress of
“Tokyo 2020 Medal Project: Towards an Innovative Future for All”
Number of used mobile phones and other devices collected (as of the end of September 2017): approximately 1.54 million devices    Expected to reach over 2 million devices through November 2017
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Contributing Factors by Segment

NTT

Operating Revenues (Year-on-year: +140.5)

(Billions of yen)

5,524.3
FY2016 4-9
Regional communications business
39.8
(FY2017 4-9)
(1,580.6)
Long distance and international communications business
26.0
(1,064.8)
Mobile communications business
12.1
(2,300.1)
182.4
Data communications business
(944.4)
40.1
Other business *
5,664.8
FY2017 4-9

Operating Income (Year-on-year: +48.7)

926.5
FY2016 4-9
Regional communications business
20.9
(FY2017 4-9)
(253.2)
Long distance and international communications business
28.2
(70.4)
Mobile communications business
36.5
(547.3)
Data communications business
23.1
(59.0)
Other business *
12.9
975.2
FY2017 4-9

*Includes adjustments such as elimination

Contributing Factors by Segment
Increase in Operating Revenues and Operating Income in the Long Distance and International Communications business and the Data Communications business segment.
Operating Revenues (Year-on-year: +140.5) (Billions of yen)
40.1
Long distance and 182.4 Other Regional international Mobile business * communications communications communications 5,664.8 business business business
39.8 Data 5,524.3 12.1 communications FY2017 4-9 26.0 business
1,580.6    1,064.8    2,300.1    944.4
FY2016 4-9 FY2017 4-9
Operating Income (Year-on-year: +48.7)
Long distance and international Mobile Data
Other Regional communications communications communications business * communications business business business business 36.5
28.2 12.9
20.9 23.1 975.2
926.5
FY2017 4-9
253.2    70.4    547.3    59.0
FY2016 4-9 FY2017 4-9
*Includes adjustments such as elimination
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Financial Results Forecast
Operating Revenues and Operating Income remain unchanged from the Initial Forecast.
Plan for Consolidated Revenues and Income
Initial Forecast                 Financial Results
(announced on May 15, 2017 Forecast
                 (announced on November 10, 2017)
Operating Revenues     ¥11,750.0 billion                 ¥11,750.0 billion
Operating Income      ¥1,590.0 billion                 ¥1,590.0 billion
                 ¥880.0 billion(*1)
Net Income(*4)         ¥830.0 billion                 ¥830.0 billion
                 ¥440(*2)
EPS                     ¥414                 ¥416(*3)
*1 Includes the effects of the arbitration award received from Tata Sons Limited
*2 Includes the effects of the arbitration award received from Tata Sons Limited as well as share buybacks announced on September 25, 2017
*3 Includes the effects of share buybacks announced on September 25, 2017
*4 Net income represents net income attributable to NTT, excluding noncontrolling interests.
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

(Reference)
FY2017 Forecast Summary by Segment

Operating Revenues (Year-on-year: +359.0)

(Billions of yen)

11,391.0
FY2016
Regional communications business
78.2
[FY2017E]
[3,230.0]
Long distance and international communications business
100.7
[2,230.0]
Mobile communications business
165.4
[4,750.0]
Data communications business
251.3
[1,970.0]
Other business*
80.3
11,750.0
FY2017E

Operating Income (Year-on-year: +50.2)

1,539.8
FY2016
Regional communications business
29.5
[FY2017E]
[330.0]
Long distance and international communications business
79.2
[120.0]
Mobile communications business
3.4
[955.0]
Data communications business
22.1
[130.0]
Other business*
25.0
1,590.0
FY2017E

*Includes adjustments such as elimination

(Reference) FY2017 Forecast    Summary by Segment
Operating Revenues (Year-on-year: +359.0) (Billions of yen)
Data communications Other Mobile business business* Long distance and communications 80.3 Regional international business 251.3 communications communications business business 165.4 11,750.0
78.2 100.7
11,391.0
FY2017E
3,230.0    2,230.0    4,750.0    1,970.0
FY2016 FY2017E
Operating Income (Year-on-year: +50.2)
Long distance and Data
international Mobile communications Other
Regional communications communications business business*
communications business business
business 22.1 25.0
79.2 3.4
29.5 1,590.0
1,539.8
FY2017E
330.0    120.0    955.0    130.0
FY2016 FY2017E
*Includes adjustments such as elimination
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Progress toward Financial Targets
FY2017.2Q FY2017 Medium Financial Results Term Targets
Streamlining Capital Investment (Domestic Network Business*1) [compared to FY2014]
Cost Reductions*2
(in fixed-line/mobile access networks)
[compared to FY2014] Overseas Sales/Operating Income*3
¥110.1 billion At least ¥200 billion ¥713.0 billion At least ¥800 billion $9.3 billion/$0.5 billion $22 billion/$1.5 billion [FY2017 Forecast] $19.6 billion/$1.2 billion EPS Growth [FY2017 Forecast] ¥440*4 ¥416*5 At least ¥400 *1 Excludes NTT Com’s data centers and certain other assets.
*2 Does not reflect the impact of the change in depreciation method.
*3 Operating Income excludes temporary expenses, such as M&A-related depreciation costs of intangible fixed assets.
*4 Includes the effects of the arbitration award received from Tata Sons Limited as well as share buybacks announced on September 25, 2017.
*5 Includes the effects of share buybacks announced on September 25, 2017.
Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation 9

Strengthen NTT’s Global Business
(Bringing together cloud IaaS capabilities)
Strengthen competitiveness by bringing together cloud IaaS capabilities and development capabilities of NTT Communications and Dimension Data.    Establish a wholesale company of cloud IaaS under Dimension Data to prepare for transfer of assets and personnel, and then transfer the company to NTT
Communications around March 2018.
NTT Communications to handle development and operation of cloud IaaS and leverage Go-to-Market capabilities of NTT Communications, Dimension Data and other NTT Group companies.
NTT Holding Company
Wholesale company
Dimension Data Cloud
Wholesale Services, Inc.
Service
development
Go-to-
Market and operation
assets Cloud
Clients
Go-to-Market
Wholesale
Service Development and Operation
Financial Results for the Six Months Ended September 30, 2017
Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

NTT

Category	Partners	Month	Initiative
Entertainment	SHOCHIKU	Apr.	Produced a new Kabuki experience by utilizing NTT's Immersive Telepresence Technology called "Kirari!®"
Sports	SYNDICATE DANDELION	Apr.	Enhanced racing drivers' performance by measuring their biological information during races
Sports	ITU / JTU / ITU WORLD TRIATHLON YOKOHAMA	May	Demonstrated an advanced sports-viewing experience by tracking and transmitting location data of athletes in real time
Cities	NIKKEN EXPERIENCE, INTEGRATED / MITSUI FUDOSAN	June	Enhanced attractiveness of cities through the use of AI on Big Data consisting of the flow of people and weather, among others
Sports	J.LEAGUE / (C)1992 K.A.FC	July	Provided an advanced sports-viewing experience through Smart Stadium that utilizes high density Wi-Fi
Aviation	TIAT	Aug.	Upgraded the information universal design of airports by utilizing the NTT Group AI technology "corevo®"
Auto	TOYOTA, DENSO, intel, ERICSSON, TOYOTA INFOTECHNOLOGY CENTER	Aug.	Initiated consortium formation for the network and computing infrastructure of automotive Big Data
Sports	GAMBA, Suita City, Panasonic	Sept.	Enabled highly immersive public viewing by utilizing the live video transferring service
Transport	NYK LINE NIPPON YUSEN KAISHA / Monohakobi Technology Institute	Sept.	Optimized vessel operations by applying edge computing to IoT in vessel shipping
Robots	TOYOTA	Sept.	Provided assistance for an exhibition utilizing the Human Support Robot (HSR) with corevo®
Factories	JSR, accenture	Sept.	Reproduced techniques of a skilled worker through corevo® in order to create a sophisticated next-generation industry complex
Aviation	ANA, Combi, TORAY	Oct.	Demonstrated a pleasant flight experience by measuring babies' heart rates and enabling the visualization of changes in their conditions
Manufacturing	FANUC, Rockwell Automation, Preferred Networks, cisco	Oct.	Began the commercial provision of the FIELD system through the utilization of edge computing
Auto	NoMaps, SAPPORO, National University Corporation Gunma University	Oct.	Contributed to the further development of Sapporo by carrying out automated driving on public roads in central city areas

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
Demonstrated an advanced sports-viewing experience by tracking and transmitting location data of athletes in real time
Enhanced racing drivers’ performance by measuring their biological information during races
Enhanced attractiveness of cities through the use of AI on Big Data consisting of the flow of people and weather, among others
Optimized vessel operations by applying edge computing to IoT in vessel shipping
Provided assistance for an exhibition utilizing the Human Support Robot (HSR)
with corevo®
Upgraded the information universal design of airports by utilizing the NTT Group AI technology “corevo®”
Demonstrateda pleasant flight experience by measuring babies’ heart rates and enabling the visualization of changes in their conditions
Reproduced techniques of a skilled worker through corevo® in order to create a sophisticated next-generation industry complex
Contributed to the further development of Sapporo by carrying out automated driving on public roads in central city areas
Initiated consortium formation for the network and computing infrastructure of automotive Big Data
Auto
Enter-
tainment
Produced a new Kabuki experience by utilizing NTT’s Immersive Telepresence Technology called “Kirari!®”
Sports
Enabled highly immersive public viewing by utilizing the live video transferring service
Suita
City
Provided an advanced sports-viewing experience through Smart Stadium that utilizes high density Wi-Fi
(Reference)
Major B2B2X Initiatives in FY2017
Sports
Sports
Sports
Auto
Apr.
Apr.
May
June
July
Aug.
Aug.
Sept.
Sept.
Sept.
Sept.
Oct.
Oct.
Oct.
Cities
Aviation
Transport
Robots
Factories
Aviation
Manu-
facturing
Began the commercial provision of the FIELD system through the utilization of edge computing
GAMBA
(C)1992 K.A.FC
TOYOTA
intel
DENSO
ERICSSON
TOYOTA
INFOTECHNOLOGY
CENTER 11

NTT

(Million devices)
4
3.5
3
2.5
2
1.5
1
0.5
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
August: above 1 million devices
November: expected to reach over 2 million devices
Launch of the project
Promotion and collection at a coexistence-style event: "Japan Walk"
Promotion and collection at "Fukuoka Japan Market" hosted by the All Japan Business Committee (a business council for the 2020 Olympic and Paralympic Games)
Cooperation from Tokyo 2020 Partners to collect devices: Japan Post, Tokyo Gas, SMBC, among others
"Mobile Phone Recycling Class": held at 16 schools (July-September 2017), and scheduled to be held at 50 schools in FY2017 docomo

<Number of collected devices>

都市鉱山からつくる! みんなのメダルプロジェクト

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
0.5
1
1.5
2
2.5
3
3.5
4
(Million devices)
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Launch of the project
Promotion and collection at a coexistence-style event: “Japan Walk”
November: expected to reach over 2 million devices
Cooperation from Tokyo 2020 Partners to collect devices:
Japan Post, Tokyo Gas, SMBC, among others
Promotion and collection at “Fukuoka Japan Market” hosted by the All Japan Business Committee (a business council for the 2020 Olympic and Paralympic Games)
<Number of collected devices>
April to Sept: 1.54 million
(in the 2nd quarter [July to Sept]: 0.8 million)
August: above 1million devices
(Reference)
This project makes Tokyo 2020 a first in the history of the Olympics and Paralympics by involving citizens in the collection of consumer electronics such as used mobile phones for the purpose of manufacturing all 5,000 medals from the extracted metals. Sponsor: The Tokyo 2020 Organising Committee; Business partners: NTT DOCOMO, the Japan Environmental Sanitation Center, the Ministry of Environment, and Tokyo Metropolitan Government 12

Appendix

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of Subscribers *1 *2 (Thousands)

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
22,000
20,000
18,000
16,000
14,000
0
20,540
1,019
19,520
[5,912]
17,451
20,691
987
19,704
[6,917]
17,545
20,858
955
19,903
[7,854]
17,655
20,972
919
20,053
[8,744]
17,759
21,175
881
20,294
[9,574]
17,862
21,235
849
20,386
[10,145]
17,924
21,644
791
20,853
[11,894]
18,039
2016.6
2016.9
2016.12
2017.3
2017.6
2017.9
2018.3E

Changes from the Preceding Quarter (Thousands)

	FY2016				FY2017			FY2016	FY2017E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
FLET'S Hikari *1	261	183	199	150	241	92	333	794	800
Opened connections *3	786	649	672	750	851	627	1,478	2,857	2,900
FLET'S ADSL	(34)	(32)	(32)	(36)	(38)	(32)	(70)	(134)	(128)
Hikari Denwa *4 *5	77	93	111	104	104	62	165	385	280

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
2016.62016.92016.122017.32017.62017.92018.3E4-67-910-121-34-67-94-926118319915024192333794800Opened connections7866496727508516271,4782,8572,900(34)(32)(32)(36)(38)(32)(70)(134)(128)779311110410462165385280FY2017EFLET’S HikariFLET’S ADSLHikari DenwaFY2016FY2016FY201719,52019,70419,90320,05320,29420,3861,01998795591988184920,54020,69120,85820,97221,17521,23517,45117,54517,65517,75917,86217,92412,00014,00016,00018,00020,00022,00020,85379121,64418,039
Number of Subscribers
Changes from the Preceding Quarter
[5,912]
[6,917]
[11,894]
[7,854]
[8,744]
Number of Subscribers for Fixed Broadband Services
[9,574]
*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Mytown Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.
*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
*3 Number of opened connections excludes openings as a result of relocations.
*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.
*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.
(Thousands)
*1 *2
(Thousands)
FLET’S ADSL
Hikari Denwa
FLET’S Hikari (including Hikari Collaboration Model)
*1
*3
*4 *5
~
~
[10,145] 13

Number of Subscribers for Mobile Broadband Services

NTT

Number of Subscribers * (Thousands)

LTE (Xi)
FOMA
80,000
60,000
40,000
20,000
0
71,614
72,943
73,588
74,880
75,114
75,361
76,200
39,893
41,281
42,671
44,544
45,659
46,908
50,000
31,721
31,662
30,917
30,336
29,455
28,453
26,200
2016.6
2016.9
2016.12
2017.3
2017.6
2017.9
2018.3E

Changes from the Preceding Quarter (Thousands)

	FY2016				FY2017			FY2016	FY2017E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
LTE(Xi)+FOMA	650	1,330	645	1,292	234	247	481	3,916	1,300

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
2016.62016.92016.122017.32017.62017.92018.3E4-67-910-121-34-67-94-96501,3306451,2922342474813,9161,300FY2016FY2016FY2017ELTE(Xi)+FOMAFY201726,20050,00076,20031,72131,66230,91730,33629,45528,45339,89341,28142,67144,54445,65946,90871,61472,94373,58874,88075,11475,361020,00040,00060,00080,000
Number of Subscribers
Changes from the Preceding Quarter
FOMA
LTE Xi
Number of Subscribers for Mobile Broadband Services
(Thousands)
(Thousands)
* Number of subscribers for Mobile Broadband Services includes Communications Module Service subscribers
*

Number of Subscribers for Video Services

NTT

Number of Subscribers (Thousands)

FLET'S TV Transmission Services*
Hikari TV
5,000
4,000
3,000
2,000
1,000
0
4,492
4,505
4,521
4,544
4,571
4,588
4,632
1,445
1,464
1,489
1,521
1,551
1,570
1,602
3,047
3,041
3,032
3,023
3,021
3,018
3,030
2016.6
2016.9
2016.12
2017.3
2017.6
2017.9
2018.3E

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
2016.62016.92016.122017.32017.62017.92018.3E3,047 3,041 3,032 3,023 3,021 3,018 1,445 1,464 1,489 1,521 1,551 1,570 4,492 4,505 4,521 4,544 4,571 4,588 01,0002,0003,0004,0005,0003,030 1,602 4,632
FLET’S TV Transmission Services
Hikari TV
Number of Subscribers for Video Services
Number of Subscribers
(Thousands)
*
* Number of subscribers to FLET’S TV Transmission Services includes wholesale services provided to service providers by NTT East and NTT West.

Financial Information

Details of Consolidated Statement of Income

Operating Revenues (Year-on-year: +140.5)

(Billions of yen)

5,524.3
FY2016 4-9
Voice related services revenues
10.2
Fixed voice: (48.3)
Mobile voice: +38.1
IP/packet communications services revenues
7.5
SI revenues and sale of telecommunications equipment
128.2
Systems Integration: +202.8
Telecommunications equipment: (74.6)
Other revenues
15.0
5,664.8
FY2017 4-9

Operating Expenses (Year-on-year: +91.8)

4,597.8
FY2016 4-9
Personnel expenses
60.4
103.1
Expenses for purchase of goods and services and other expenses
54.3
Depreciation expenses and loss on disposal of assets
17.4
Other expenses
4,689.6
FY2017 4-9

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
17.4
54.3
103.1
60.4
15.0
128.2
7.5
10.2
4,597.8
4,689.6
5,524.3
5,664.8
Details of Consolidated Statement of Income
Operating Revenues
(Year-on-year: +140.5)
Voice related services revenues
(Billions of yen)
Operating Expenses
(Year-on-year: +91.8)
SI revenues and sale of telecommunications equipment
IP/packet communications services revenues
Other revenues
Fixed voice: (48.3)
Mobile voice: +38.1
Systems Integration: +202.8
Telecommunications
equipment: (74.6)
FY2016 4-9
FY2016 4-9
FY2017 4-9
FY2017 4-9
Depreciation expenses and loss on disposal of assets
Other expenses
Personnel expenses
Expenses for purchase of goods and services and other expenses

NTT

Details of Consolidated Balance Sheet

(Billions of yen)
21,250.3
Assets
21,250.3
Liabilities
9,691.8
Other
50.8
Equity
11,507.8
Retained earnings
5,626.2
Treasury Stock
(375.2)
March 31, 2017
21,498.2 [+247.8]
Assets
21,498.2
[+247.8]
Liabilities
9,442.0
[(249.8)]
Other
54.8 [+4.0]
Equity
12,001.4
[+493.6]
Retained earnings
6,033.7
[+407.5]
Treasury Stock
(418.6)
[(43.4)]
September 30, 2017

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
March 31, 2017
September 30, 2017
21,498.2
[+247.8]
Assets
Equity
12,001.4
[+493.6]
9,442.0
[(249.8)]
21,498.2 [+247.8]
Liabilities
Treasury Stock
(418.6)
[(43.4)]
Retained earnings
6,033.7
[+407.5]
Details of Consolidated Balance Sheet
21,250.3
Assets
Equity
11,507.8
9,691.8
21,250.3
Liabilities
Treasury Stock
(375.2)
Other
50.8
Retained earnings
5,626.2
(Billions of yen)
Other
54.8 [+4.0] 17

Details of Consolidated Cash Flows

NTT

(Billions of yen)

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
2,000
1,000
0
(1,000)
(2,000)
*Effect of non-business day
1,390.4
1,365.8
(252.9)
(24.7)
Increase/Decrease in accounts receivable [(22.5)]
(198.2)
Acquisitions/Sales of property, plant, equipment and intangibles [(72.6)]
Increase/Decrease in current and non-current investments [(48.3)]
(876.5)
(1,074.7)
(222.9)
513.9
291.0
(252.9)
(562.4)
(118.1)
+444.3
Acquisitions/Sales of treasury stock [+224.1]
Acquisitions of shares of subsidiaries [+105.0]
FY2016 4-9
FY2017 4-9
Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation 1,390.4 (876.5)513.9 (562.4)1,365.8 (1,074.7)291.0 (118.1)(2,000)(1,000)01,0002,000 Details of Consolidated Cash Flows Billions of yen Cash flows from operating activities (A) Cash flows from investing activities (B) Cash flows from financing activities FCF (A) + (B) Increase/Decrease from the same period of the previous fiscal year FY2016 4-9 FY2017 4-9 (24.7) Increase/Decrease in accounts receivable [(22.5)] (198.2) Acquisitions/Sales of property, plant, equipment and intangibles [(72.6)] Increase/Decrease in current and non-current investments [(48.3)] (222.9) +444.3 Acquisitions/Sales of treasury stock [+224.1] Acquisitions of shares of subsidiaries [+105.0] * The effect of the last day of the six-month period ended September 30, 2017 having been a non-business day, resulting in the increase in accounts receivable because of the due date of a portion of accounts receivable being, instead of the last day of the period, the first business day of the following month. Cash flows from operating activities and the FCF amount including the effect were 1,112.9 billion yen and 38.2 billion yen, respectively. *Effect of non-business day (252.9) (252.9) 18

Details of Capital Investment

(Billions of yen)

Capital Investment

1,687.2
1,700.0
1,700.0
645.6
665.8
758.3
88.8
58.2
55.0
121.4
102.7
219.5
97.1
67.6
57.4
103.0
94.6
246.1
129.1
102.6
40.5
103.0
115.4
267.7
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2015 4-9
FY2015
FY2016 4-9
FY2016
FY2017 4-9
FY2017 E

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation
Details of Capital Investment
Capital Investment
1,687.2
1,700.0
1,700.0
FY2017 4-9
FY2015 4-9
FY2016 4-9
FY2017 E
FY2015
FY2016
Billions of yen
219.5246.1267.7102.794.6115.4121.4103.0103.055.057.440.558.267.6102.688.897.1129.1645.6665.8758.3OtherNTT DATA (Consolidated)NTT CommunicationsNTT WestNTT EastNTT DOCOMO (Consolidated) 19

Shareholder Returns

Share Buybacks
(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
374.1
150.0*
(Max)
60.3
43.2
FY1999
FY2002
FY2003
FY2004
FY2005
FY2007
FY2008
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Dividends per Share
Pay-out ratio
(Yen)
25
30
30
40
45
55
60
60
70
80
85
90
110
120
150
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
30.7%
34.1%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Financial Results for the Six Months Ended September 30, 2017 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation Shareholder Returns Share Buybacks Dividends per Share Pay-out ratio FY2009 FY2010 FY2011 FY2012 FY2013 FY2007 FY2008 FY2015 FY2014 FY2004 FY2005 FY2006 FY2003 539.4 381.7 150.0 406.5 338.1 200.0 94.4 374.1 FY2011 FY2012 FY2013 FY2017E FY2007 FY2008 FY2015 FY2014 93.6 86.2 100.0 366.5 FY2002 FY2003 FY2004 FY2005 120.0 FY1999 FY2016 FY2016 FY2017E (Billions of yen) (Yen) Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015 110 120 25 80 85 90 70 60 60 45 55 40 30 30 150 12.3% 13.0% 17.1% 23.0% 19.5% 27.5% 32.3% 31.2% 38.2% 37.2% 33.4% 38.0% 31.4% 30.7% 34.1% 150.0* (Max) 43.2 60.3 *On September 25, 2017 NTT resolved to acquire up to ¥150 billion in share buybacks. Period of buybacks: September 26, 2017 through March 31, 2018 20

November 10, 2017

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2017

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2018

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Ryou Yamamoto

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info-ml@east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	September 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	339,631	337,260	(2,370)
Antenna facilities	3,604	3,527	(77)
Terminal equipment	22,947	21,620	(1,327)
Local line facilities	866,722	873,703	6,980
Long-distance line facilities	2,843	2,818	(24)
Engineering facilities	588,683	582,845	(5,838)
Submarine line facilities	732	661	(70)
Buildings	409,835	407,256	(2,578)
Construction in progress	19,988	21,034	1,045
Other	266,121	264,427	(1,693)
Total property, plant and equipment	2,521,110	2,515,156	(5,953)
Intangible fixed assets	84,120	81,675	(2,444)
Total fixed assets - telecommunications businesses	2,605,230	2,596,831	(8,398)
Investments and other assets
Other investments and assets	199,112	202,944	3,831
Allowance for doubtful accounts	(773)	(760)	13
Total investments and other assets	198,338	202,184	3,845
Total fixed assets	2,803,569	2,799,015	(4,553)
Current assets:
Cash and bank deposits	5,605	17,508	11,902
Notes receivable	—	38	38
Accounts receivable, trade	230,736	230,264	(471)
Supplies	26,005	23,268	(2,736)
Other current assets	435,502	256,721	(178,780)
Allowance for doubtful accounts	(327)	(287)	40
Total current assets	697,521	527,515	(170,006)

TOTAL ASSETS	3,501,091	3,326,531	(174,560)

	(Millions of yen)
	March 31, 2017	September 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	225,220		225,220	—
Liability for employees’ retirement benefits	247,366		253,593	6,227
Reserve for point services	4,145		4,433	288
Reserve for unused telephone cards	8,460		8,671	211
Allowance for environmental measures	3,637		3,637	—
Asset retirement obligations	902		901	(1)
Other long-term liabilities	36,166		43,744	7,577
Total long-term liabilities	525,898		540,202	14,304
Current liabilities:
Current portion of long-term borrowings from parent company	140,615		100,400	(40,215)
Accounts payable, trade	89,029		44,075	(44,953)
Accrued taxes on income	14,186	*	13,499	(687)
Allowance for environmental measures	2,285		688	(1,597)
Asset retirement obligations	1		—	(1)
Other current liabilities	442,617		384,587	(58,030)
Total current liabilities	688,735		543,250	(145,485)

TOTAL LIABILITIES	1,214,633		1,083,453	(131,180)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	447,459		404,183	(43,275)
Total shareholders’ equity	2,282,186		2,238,910	(43,275)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,271		4,167	(104)
Total unrealized gains (losses), translation adjustments, and others	4,271		4,167	(104)

TOTAL NET ASSETS	2,286,457		2,243,077	(43,379)

TOTAL LIABILITIES AND NET ASSETS	3,501,091		3,326,531	(174,560)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016		Six months ended September 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		766,449		755,169	(11,279)	1,534,745
Operating expenses		650,977		623,437	(27,539)	1,367,603
Operating income from telecommunications businesses		115,471		131,731	16,259	167,142
Supplementary businesses:
Operating revenues		57,056		57,562	505	137,497
Operating expenses		48,736		47,521	(1,214)	115,534
Operating income from supplementary businesses		8,319		10,040	1,720	21,962
Operating income		123,791		141,771	17,980	189,104
Non-operating revenues:
Interest income		10		7	(3)	26
Dividends received		3,171		6,898	3,727	3,226
Gains on sales of fixed assets		13,571		782	(12,788)	14,363
Miscellaneous income		1,188		1,305	117	2,647
Total non-operating revenues		17,941		8,993	(8,948)	20,263
Non-operating expenses:
Interest expenses		2,357		1,797	(560)	4,669
Miscellaneous expenses		174		43	(130)	260
Total non-operating expenses		2,532		1,841	(690)	4,930
Recurring profit		139,200		148,923	9,722	204,438
Income before income taxes		139,200		148,923	9,722	204,438
Income taxes	*	39,214	*	42,540	3,326	54,774
Net income		99,986		106,382	6,396	149,663

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	201,403	187,036	(14,367)	(7.1)	396,519
Monthly charge revenues*	152,177	142,034	(10,143)	(6.7)	299,992
Call rates revenues*	13,613	11,763	(1,850)	(13.6)	26,272
Interconnection call revenues*	23,378	21,708	(1,669)	(7.1)	45,606
IP services revenues	425,116	427,186	2,070	0.5	850,388
Leased circuit services revenues (excluding IP services revenues)	47,677	46,465	(1,212)	(2.5)	93,307
Telegram services revenues	5,561	5,198	(362)	(6.5)	11,422
Other telecommunications services revenues	86,690	89,283	2,592	3.0	183,107

Telecommunications total revenues	766,449	755,169	(11,279)	(1.5)	1,534,745

Supplementary business total revenues	57,056	57,562	505	0.9	137,497

Total operating revenues	823,505	812,731	(10,774)	(1.3)	1,672,243

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Year ended March 31, 2017
Cash flows from operating activities:
Income before income taxes	139,200	148,923	9,722	204,438
Depreciation and amortization	144,939	117,837	(27,101)	295,200
Loss on disposal of property, plant and equipment	6,056	4,489	(1,567)	21,416
Increase (decrease) in liability for employees’ retirement benefits	8,074	6,227	(1,847)	11,446
(Increase) decrease in accounts receivable	16,569	19,433	2,863	(8,552)
(Increase) decrease in inventories	949	1,871	922	252
Increase (decrease) in accounts payable and accrued expenses	(74,751)	(64,151)	10,600	(5,419)
Increase (decrease) in accrued consumption tax	281	5,331	5,049	(5,229)
Other	(27,619)	(22,744)	4,874	8,147

Sub-total	213,700	217,217	3,517	521,702
Interest and dividends received	3,179	6,904	3,725	3,252
Interest paid	(2,366)	(1,802)	563	(4,705)
Income taxes received (paid)	(40,027)	(60,447)	(20,420)	(47,742)

Net cash provided by (used in) operating activities	174,486	161,871	(12,615)	472,506
Cash flows from investing activities:
Payments for property, plant and equipment	(139,013)	(152,499)	(13,486)	(274,177)
Proceeds from sale of property, plant and equipment	14,530	1,075	(13,455)	15,821
Proceeds from sale of investment securities	632	206	(426)	847
Other	93	(215)	(308)	(86)

Net cash provided by (used in) investing activities	(123,756)	(151,434)	(27,677)	(257,594)
Cash flows from financing activities:
Payments for settlement of long-term debt	(2,560)	(40,215)	(37,655)	(65,120)
Payments for settlement of lease obligations	(292)	(262)	29	(544)
Dividends paid	(59,395)	(149,657)	(90,262)	(59,395)

Net cash provided by (used in) financing activities	(62,248)	(190,135)	(127,887)	(125,059)
Net increase (decrease) in cash and cash equivalents	(11,517)	(179,698)	(168,180)	89,852
Cash and cash equivalents at beginning of period	207,281	297,134	89,852	207,281

Cash and cash equivalents at end of period	195,764	117,435	(78,328)	297,134

5. Revised Forecasts for the Fiscal Year Ending March 31, 2018

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 15, 2017 for the fiscal year ending March 31, 2018, as follows.

	(Billions of yen)
	Year Ending March 31, 2018 (Forecasts Previously Announced on May 15, 2017)	Year Ending March 31, 2018 (Revised Forecasts)	Change
Operating Revenues	1,640.0	1,640.0	—
Operating Income	190.0	190.0	—
Recurring Profit	190.0	195.0	5.0
Net Income	131.0	135.0	4.0

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 10, 2017

FOR IMMEDIATE RELEASE

Financial Results for the Six Months Ended September 30, 2017

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Junichiro Maekawa or Kenichi Matsuno

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	September 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	297,757	294,791	(2,965)
Antenna facilities	5,895	5,842	(53)
Terminal equipment	11,318	11,441	123
Local line facilities	1,051,300	1,066,598	15,297
Long-distance line facilities	1,693	1,647	(46)
Engineering facilities	517,724	509,056	(8,667)
Submarine line facilities	3,131	3,584	453
Buildings	312,924	316,091	3,167
Construction in progress	31,294	19,752	(11,542)
Other	219,918	218,664	(1,254)
Total property, plant and equipment	2,452,960	2,447,471	(5,488)
Intangible fixed assets	64,444	60,736	(3,708)
Total fixed assets - telecommunications businesses	2,517,404	2,508,207	(9,197)
Investments and other assets
Other investments and assets	187,606	192,096	4,489
Allowance for doubtful accounts	(681)	(607)	74
Total investments and other assets	186,924	191,488	4,563
Total fixed assets	2,704,329	2,699,696	(4,633)
Current assets:
Cash and bank deposits	18,251	5,276	(12,975)
Notes receivable	—	11	11
Accounts receivable, trade	199,820	196,256	(3,564)
Supplies	29,950	28,954	(996)
Other current assets	151,715	114,751	(36,964)
Allowance for doubtful accounts	(339)	(255)	84
Total current assets	399,398	344,993	(54,405)

TOTAL ASSETS	3,103,728	3,044,690	(59,038)

	(Millions of yen)
	March 31, 2017	September 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	591,000		601,000	10,000
Liability for employees’ retirement benefits	242,251		247,203	4,952
Reserve for point services	3,792		2,337	(1,455)
Reserve for unused telephone cards	8,000		8,200	200
Allowance for environmental measures	9,074		8,424	(650)
Asset retirement obligations	228		229	0
Other long-term liabilities	4,749		24,532	19,782
Total long-term liabilities	859,097		891,927	32,830
Current liabilities:
Current portion of long-term borrowings from parent company	110,707		110,400	(307)
Accounts payable, trade	71,635		37,209	(34,425)
Short-term borrowings	105,259		72,029	(33,229)
Accrued taxes on income	8,731	*	9,178	446
Allowance for loss on disaster	4,096		3,919	(177)
Allowance for environmental measures	2,361		1,039	(1,321)
Asset retirement obligations	133		147	13
Other current liabilities	362,351		305,645	(56,705)
Total current liabilities	665,277		539,570	(125,707)

TOTAL LIABILITIES	1,524,374		1,431,498	(92,876)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	96,911		130,572	33,660
Total shareholders’ equity	1,578,965		1,612,626	33,660
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	388		565	177
Total unrealized gains (losses), translation adjustments, and others	388		565	177

TOTAL NET ASSETS	1,579,353		1,613,191	33,838

TOTAL LIABILITIES AND NET ASSETS	3,103,728		3,044,690	(59,038)

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016		Six months ended September 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		663,429		639,500	(23,929)	1,325,585
Operating expenses		598,349		553,943	(44,405)	1,242,485
Operating income from telecommunications businesses		65,080		85,556	20,476	83,099
Supplementary businesses:
Operating revenues		67,091		65,634	(1,457)	153,430
Operating expenses		60,954		58,116	(2,838)	141,343
Operating income from supplementary businesses		6,136		7,517	1,380	12,086
Operating income		71,217		93,074	21,856	95,186

Non-operating revenues:
Interest income		6		6	(0)	12
Dividends received		597		831	234	615
Miscellaneous income		1,059		962	(97)	2,330
Total non-operating revenues		1,663		1,799	136	2,957

Non-operating expenses:
Interest expenses		3,761		3,010	(751)	7,114
Miscellaneous expenses		95		307	211	2,875
Total non-operating expenses		3,856		3,317	(539)	9,989
Recurring profit		69,023		91,556	22,533	88,154
Special losses		5,975		—	(5,975)	6,915
Income before income taxes		63,048		91,556	28,508	81,239
Income taxes	*	17,472	*	26,695	9,223	21,469
Net income		45,575		64,860	19,284	59,770

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	201,536	186,039	(15,496)	(7.7)	396,272
Monthly charge revenues*	151,366	140,951	(10,415)	(6.9)	298,340
Call rates revenues*	12,764	11,003	(1,760)	(13.8)	24,590
Interconnection call revenues*	25,565	23,194	(2,370)	(9.3)	49,676
IP services revenues	349,188	345,377	(3,811)	(1.1)	697,252
Leased circuit services revenues (excluding IP services revenues)	43,855	43,750	(105)	(0.2)	86,362
Telegram services revenues	6,176	5,589	(586)	(9.5)	12,625
Other telecommunications services revenues	62,672	58,742	(3,930)	(6.3)	133,071

Telecommunications total revenues	663,429	639,500	(23,929)	(3.6)	1,325,585

Supplementary business total revenues	67,091	65,634	(1,457)	(2.2)	153,430

Total operating revenues	730,521	705,134	(25,387)	(3.5)	1,479,015

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Year ended March 31, 2017
Cash flows from operating activities:
Income before income taxes	63,048	91,556	28,508	81,239
Depreciation and amortization	141,301	105,081	(36,219)	287,620
Loss on disposal of property, plant and equipment	7,287	4,360	(2,927)	19,285
Increase (decrease) in liability for employees’ retirement benefits	4,976	4,952	(24)	8,677
(Increase) decrease in accounts receivable	27,620	15,268	(12,351)	11,377
(Increase) decrease in inventories	1,397	(1,633)	(3,030)	4,599
Increase (decrease) in accounts payable and accrued expenses	(40,737)	(53,795)	(13,058)	7,799
Increase (decrease) in accrued consumption tax	303	2,220	1,916	(2,241)
Other	(13,084)	(12,747)	336	21,841

Sub-total	192,114	155,263	(36,851)	440,199
Interest and dividends received	604	837	233	628
Interest paid	(4,179)	(2,998)	1,180	(7,575)
Income taxes received (paid)	(20,999)	(30,237)	(9,237)	(24,428)

Net cash provided by (used in) operating activities	167,540	122,865	(44,675)	408,824

Cash flows from investing activities:
Payments for property, plant and equipment	(128,429)	(128,953)	(523)	(261,759)
Proceeds from sale of property, plant and equipment	447	90	(357)	650
Payments for purchase of investment securities	—	—	—	(3,100)
Proceeds from sale of investment securities	509	23	(486)	576
Other	(70)	(102)	(32)	61

Net cash provided by (used in) investing activities	(127,543)	(128,942)	(1,399)	(263,571)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,000	30,000	(20,000)	50,000
Payments for settlement of long-term debt	(72,560)	(20,307)	52,252	(127,120)
Net increase (decrease) in short-term borrowings	(38,422)	(33,229)	5,192	(37,205)
Payments for settlement of lease obligations	(102)	(68)	34	(224)
Dividends paid	(36,216)	(31,200)	5,016	(36,216)

Net cash provided by (used in) financing activities	(97,302)	(54,805)	42,496	(150,766)
Net increase (decrease) in cash and cash equivalents	(57,304)	(60,883)	(3,578)	(5,514)
Cash and cash equivalents at beginning of period	71,765	66,251	(5,514)	71,765

Cash and cash equivalents at end of period	14,461	5,368	(9,092)	66,251

November 10, 2017

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2017

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2017. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

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(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended Sep 30, 2016	Six months ended Sep 30, 2017	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	617,702	638,939	21,237	3.4
Operating expenses	546,054	560,788	14,734	2.7
Operating income	71,648	78,151	6,503	9.1

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	September 30, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	151,531	130,896	(20,634)
Antenna facilities	1,674	1,358	(315)
Terminal equipment	1,963	2,149	185
Local line facilities	1,103	1,087	(15)
Long-distance line facilities	5,122	5,101	(20)
Engineering facilities	49,878	49,010	(867)
Submarine line facilities	16,701	15,805	(896)
Buildings	205,475	205,239	(235)
Construction in progress	13,323	12,362	(961)
Other	105,983	119,787	13,804
Total property, plant and equipment	552,757	542,799	(9,958)
Intangible fixed assets	98,820	101,562	2,742
Total fixed assets - telecommunications businesses	651,578	644,362	(7,215)
Investments and other assets
Investment securities	108,152	105,939	(2,212)
Investments in subsidiaries and affiliated companies	387,905	406,663	18,757
Other investments and assets	65,778	66,344	565
Allowance for doubtful accounts	(160)	(141)	19
Total investments and other assets	561,675	578,806	17,130
Total fixed assets	1,213,254	1,223,168	9,914

Current assets:
Cash and bank deposits	3,406	10,752	7,345
Notes receivable	8	—	(8)
Accounts receivable, trade	178,248	184,346	6,098
Supplies	9,643	9,274	(369)
Other current assets	90,655	53,314	(37,340)
Allowance for doubtful accounts	(1,367)	(1,401)	(34)
Total current assets	280,595	256,286	(24,309)

TOTAL ASSETS	1,493,849	1,479,454	(14,394)

	(Millions of yen)
	March 31, 2017	September 30, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	222,333		247,986	25,652
Liability for employees’ retirement benefits	89,994		92,411	2,417
Reserve for point services	407		419	11
Reserve for unused telephone cards	3,540		3,628	88
Asset retirement obligations	4,126		4,533	407
Other long-term liabilities	19,416		22,965	3,548
Total long-term liabilities	339,818		371,944	32,126
Current liabilities:
Accounts payable, trade	29,548		23,088	(6,460)
Short-term borrowings	—		9,348	9,348
Accrued taxes on income	3,749	*	6,819	3,070
Allowance for losses on construction	627		607	(19)
Asset retirement obligations	56		13	(43)
Other current liabilities	169,379		147,135	(22,244)
Total current liabilities	203,360		187,012	(16,348)

TOTAL LIABILITIES	543,179		558,957	15,778

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	563,997		535,223	(28,773)
Total shareholders’ equity	907,376		878,602	(28,773)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	43,080		41,894	(1,186)
Deferred gains or losses on hedges	213		—	(213)
Total unrealized gains (losses), translation adjustments, and others	43,293		41,894	(1,399)

TOTAL NET ASSETS	950,670		920,497	(30,173)

TOTAL LIABILITIES AND NET ASSETS	1,493,849		1,479,454	(14,394)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016		Six months ended September 30, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		346,629		346,188	(441)	697,333
Operating expenses		305,692		296,429	(9,263)	620,370
Operating income from telecommunications businesses		40,937		49,759	8,822	76,963

Supplementary businesses:
Operating revenues		100,482		116,186	15,703	226,522
Operating expenses		91,265		107,421	16,155	210,936
Operating income from supplementary businesses		9,217		8,765	(451)	15,585
Operating income		50,154		58,524	8,370	92,549

Non-operating revenues:
Interest income		41		18	(22)	62
Dividends received		7,249		6,314	(934)	8,258
Lease and rental income		5,692		5,365	(327)	11,204
Miscellaneous income		154		1,566	1,412	1,222
Total non-operating revenues		13,137		13,265	128	20,748

Non-operating expenses:
Interest expenses		549		381	(167)	1,050
Lease and rental expenses		2,762		1,899	(863)	5,712
Miscellaneous expenses		646		106	(539)	1,072
Total non-operating expenses		3,957		2,387	(1,570)	7,836
Recurring profit		59,334		69,402	10,068	105,461
Special profits		—		2,433	2,433	—
Income before income taxes		59,334		71,836	12,501	105,461
Income taxes	*	16,549	*	21,048	4,499	20,458
Net income		42,785		50,787	8,002	85,003

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Cloud Computing Platforms	34,779	39,580	4,801	13.8	72,034
Data Networks	190,005	195,906	5,900	3.1	384,804
Voice Communications	126,392	120,764	(5,628)	(4.5)	250,794
Applications & Content	18,666	18,165	(501)	(2.7)	37,732
Solution Services	69,743	77,690	7,946	11.4	163,496
Others	7,524	10,267	2,742	36.5	14,993

Total operating revenues	447,112	462,374	15,262	3.4	923,855

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2016	Six months ended September 30, 2017	Increase (Decrease)	Year ended March 31, 2017
Cash flows from operating activities:
Income before income taxes	59,334	71,836	12,501	105,461
Depreciation and amortization	52,375	46,809	(5,565)	106,971
Loss on disposal of property, plant and equipment	940	515	(424)	4,517
Gains on sales of fixed assets	(58)	(8)	50	(78)
Increase (decrease) in allowance for doubtful accounts	192	14	(177)	302
Increase (decrease) in liability for employees’ retirement benefits	2,962	2,417	(545)	3,272
(Increase) decrease in accounts receivable	32,240	22,771	(9,469)	(239)
(Increase) decrease in inventories	(1,901)	(322)	1,579	1,152
Increase (decrease) in accounts payable and accrued expenses	(24,274)	(18,842)	5,432	703
Increase (decrease) in accrued consumption tax	1,864	1,861	(3)	2,434
Other	(19,208)	(8,758)	10,449	(10,925)

Sub-total	104,467	118,294	13,826	213,571
Interest and dividends received	7,312	6,333	(978)	8,344
Interest paid	(614)	(461)	152	(1,086)
Income taxes received (paid)	(24,846)	(17,558)	7,287	(29,892)

Net cash provided by (used in) operating activities	86,319	106,607	20,287	190,937
Cash flows from investing activities:
Payments for property, plant and equipment	(69,246)	(54,478)	14,767	(134,677)
Proceeds from sale of property, plant and equipment	223	572	349	412
Payments for purchase of investment securities	(230)	(24,991)	(24,761)	(422)
Proceeds from sale of investment securities	1,500	10,150	8,650	2,242
Other	(17)	(1,352)	(1,335)	(4,042)

Net cash provided by (used in) investing activities	(67,770)	(70,099)	(2,328)	(136,487)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	31,248	31,248	22,864
Payments for settlement of long-term debt	(1,680)	(5,595)	(3,915)	(43,360)
Net increase (decrease) in short-term borrowings	(7,006)	9,348	16,354	(7,766)
Payments for settlement of lease obligations	(1,595)	(1,843)	(247)	(4,306)
Dividends paid	(33,000)	(79,561)	(46,561)	(33,000)

Net cash provided by (used in) financing activities	(43,282)	(46,403)	(3,121)	(65,569)
Effect of exchange rate changes on cash and cash equivalents	(752)	294	1,046	(158)
Net increase (decrease) in cash and cash equivalents	(25,485)	(9,601)	15,883	(11,277)
Cash and cash equivalents at beginning of period	31,630	20,353	(11,277)	31,630

Cash and cash equivalents at end of period	6,145	10,752	4,606	20,353

November 10, 2017

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2017

Contents

1. Financial Results Summary (Consolidated)	pages 1-2

2. Financial Results (Business Segments)	page 3

3. Financial Results (Holding Company and Subsidiaries)	pages 4-6

4. Operating Data	pages 7-9

Disclaimers

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.
**	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1. Financial Results Summary (NTT Consolidated Financial Results, EBITDA and EBITDA Margin and Interest-Bearing Liabilities)

NTT Consolidated Financial Results

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
Consolidated (US GAAP)
Operating Revenues	2,716.7	2,807.6	5,524.3	2,836.2	3,030.5	11,391.0	2,809.8	2,855.0	5,664.8				11,750.0	11,750.0
Fixed Voice Related Services	311.8	307.5	619.3	299.8	314.7	1,233.9	290.2	280.8	571.0				—	—
Mobile Voice Related Services	213.0	216.6	429.6	221.8	213.9	865.3	228.7	238.9	467.7				—	—
IP/Packet Communications Services	948.0	953.3	1,901.4	941.0	966.6	3,809.0	949.2	959.7	1,908.9				—	—
Sales of Telecommunications Equipment	186.7	236.4	423.1	227.0	156.4	806.5	173.4	175.1	348.5				—	—
System Integration	688.3	708.8	1,397.1	726.7	917.9	3,041.6	782.5	817.3	1,599.8				—	—
Other	368.9	385.0	753.9	419.9	461.0	1,634.8	385.8	383.1	768.9				—	—
Operating Expenses	2,229.3	2,368.5	4,597.8	2,444.1	2,809.3	9,851.2	2,318.2	2,371.4	4,689.6				10,160.0	10,160.0
Cost of Services (excluding items shown separately below)	547.3	606.1	1,153.4	598.0	736.2	2,487.6	554.9	565.6	1,120.5				—	—
Cost of Equipment Sold (excluding items shown separately below)	175.3	231.2	406.4	248.3	225.0	879.7	184.5	195.4	379.9				—	—
Cost of System Integration (excluding items shown separately below)	501.7	484.5	986.2	510.3	664.4	2,161.0	561.1	580.0	1,141.1				—	—
Depreciation and Amortization	359.2	357.3	716.5	366.4	379.3	1,462.2	332.3	327.7	659.9				1,359.0	1,359.0
Impairment Loss	0.4	14.3	14.7	51.3	7.9	73.9	—	0.6	0.6				—	—
Goodwill	—	4.5	4.5	48.8	—	53.3	—	—	—				—	—
Other	0.4	9.8	10.2	2.5	7.9	20.6	—	0.6	0.6				—	—
Selling, General and Administrative Expenses	645.5	675.1	1,320.6	669.7	796.5	2,786.8	685.4	702.2	1,387.6				—	—
Operating Income	487.4	439.1	926.5	392.1	221.2	1,539.8	491.6	483.6	975.2				1,590.0	1,590.0
Income Before Income Taxes	446.1	450.8	896.9	410.3	220.6	1,527.8	496.2	485.8	982.0				1,695.0	1,580.0
Net Income Attributable to NTT	243.6	232.5	476.1	192.6	131.4	800.1	271.5	256.0	527.5				880.0	830.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	557.7	569.7	1,127.4	547.5	601.9	2,276.8	593.1	594.7	1,187.8				—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,227.9	1,335.4	2,563.3	1,384.4	1,664.2	5,612.0	1,308.2	1,358.2	2,666.4				—	—
Loss on Disposal of Property, Plant and Equipment	24.2	36.3	60.4	39.8	96.8	197.0	27.3	35.4	62.7				—	—
Other Expenses	60.0	55.6	115.6	54.7	59.1	229.4	57.3	55.0	112.3				—	—
Total	1,869.8	1,996.9	3,866.7	2,026.4	2,422.1	8,315.1	1,985.9	2,043.2	4,029.1				—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA [a+b+c+d] (1)	860.0	830.7	1,690.6	829.8	662.9	3,183.3	837.4	827.7	1,665.1				3,190.0	3,190.0
a Operating Income	487.4	439.1	926.5	392.1	221.2	1,539.8	491.6	483.6	975.2				1,590.0	1,590.0
b Depreciation and Amortization	359.2	357.3	716.5	366.4	379.3	1,462.2	332.3	327.7	659.9				1,359.0	1,359.0
c Loss on Sales and Disposal of Property, Plant and Equipment	13.0	20.0	33.0	20.0	54.4	107.4	13.5	15.9	29.4				241.0	241.0
d Impairment Loss	0.4	14.3	14.7	51.3	7.9	73.9	—	0.6	0.6				—	—
EBITDA Margin [(e/f)*100] (1)	31.7%	29.6%	30.6%	29.3%	21.9%	27.9%	29.8%	29.0%	29.4%				27.1%	27.1%
e EBITDA [a+b+c+d]	860.0	830.7	1,690.6	829.8	662.9	3,183.3	837.4	827.7	1,665.1				3,190.0	3,190.0
f Operating Revenues	2,716.7	2,807.6	5,524.3	2,836.2	3,030.5	11,391.0	2,809.8	2,855.0	5,664.8				11,750.0	11,750.0
Interest-Bearing Liabilities

	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31			As of June 30	As of September 30	As of December 31	As of March 31			As of March 31 (Revised Forecast)	As of March 31 (Previously Announced Forecast)
Interest-Bearing Liabilities	4,353.6	4,091.8	4,497.1	4,088.2			4,419.3	4,172.2					3,900.0	3,900.0

Note :	(1)	Beginning with the three months ended March 31, 2017, the method for calculating EBITDA has been revised to add Loss on Sales of Property, Plant and Equipment and Impairment Loss.
EBITDA and EBITDA Margin, as calculated using the previous method including only Operating Income and Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment, would have been 826.9 billion yen and 29.0%, respectively, for the three months ended September 30, 2017 and 1,663.9 billion yen and 29.4%, respectively, for the six months ended September 30, 2017. EBITDA and EBITDA Margin figures presented in the table above have been retroactively recalculated using the new calculation method.

1. Financial Results Summary (Capital Investment)

Capital Investment

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
Capital Investment(1)	284.4	381.5	665.8	426.5	607.8	1,700.0	356.0	402.3	758.3				1,700.0	1,700.0
Regional communications business	96.3	118.7	215.0	130.6	237.7	583.4	106.4	126.2	232.6				555.0	555.0
Long distance and international communications business	44.8	56.6	101.3	67.0	76.5	244.9	52.1	57.9	110.0				249.0	249.0
Mobile communications business	97.1	148.9	246.1	153.3	197.7	597.1	120.9	146.7	267.7				570.0	570.0
Data communications business	28.5	39.1	67.7	37.9	52.5	158.1	44.4	53.5	98.0				192.0	192.0
Other business	17.6	18.1	35.7	37.6	43.3	116.6	32.1	17.9	50.0				134.0	134.0
(Ref.) Core Group Companies
NTT (Holding Company)	1.0	2.6	3.7	3.8	8.1	15.7	1.9	2.1	4.0				18.0	18.0
R&D Facilities	—	—	—	—	—	12.9	—	—	—				15.0	15.0
Joint Facilities	—	—	—	—	—	2.8	—	—	—				3.0	3.0
NTT East(2)	42.1	52.4	94.6	61.0	118.0	273.8	58.5	56.8	115.4				250.0	250.0
Service Expansion and Improvement	—	—	—	—	—	249.6	—	—	—				231.0	231.0
Voice Transmission	—	—	—	—	—	142.6	—	—	—				133.0	133.0
Data Transmission	—	—	—	—	—	17.8	—	—	—				14.0	14.0
Leased Circuit	—	—	—	—	—	88.2	—	—	—				83.0	83.0
Telegraph	—	—	—	—	—	0.9	—	—	—				1.0	1.0
R&D Facilities	—	—	—	—	—	2.7	—	—	—				2.0	2.0
Joint Facilities	—	—	—	—	—	21.3	—	—	—				17.0	17.0
NTT West(2)	46.2	56.8	103.0	61.7	109.3	274.1	42.1	60.9	103.0				260.0	260.0
Service Expansion and Improvement	—	—	—	—	—	256.0	—	—	—				239.0	239.0
Voice Transmission	—	—	—	—	—	157.7	—	—	—				144.0	144.0
Data Transmission	—	—	—	—	—	22.9	—	—	—				17.0	17.0
Leased Circuit	—	—	—	—	—	74.9	—	—	—				77.0	77.0
Telegraph	—	—	—	—	—	0.3	—	—	—				1.0	1.0
R&D Facilities	—	—	—	—	—	1.9	—	—	—				2.0	2.0
Joint Facilities	—	—	—	—	—	16.0	—	—	—				19.0	19.0
NTT Communications	25.1	32.2	57.4	34.1	43.6	135.1	18.1	22.3	40.5				111.0	111.0
Cloud Computing Platforms	—	—	—	—	—	39.6	—	—	—				23.0	23.0
Data Networks	—	—	—	—	—	26.3	—	—	—				22.1	22.1
Voice Communications	—	—	—	—	—	10.2	—	—	—				8.2	8.2
Applications & Content	—	—	—	—	—	1.9	—	—	—				4.1	4.1
Solution Services	—	—	—	—	—	6.3	—	—	—				5.3	5.3
Infrastructure and Joint Facilities, etc.	—	—	—	—	—	50.5	—	—	—				48.0	48.0
NTT DOCOMO (Consolidated)	97.1	148.9	246.1	153.3	197.7	597.1	120.9	146.7	267.7				570.0	570.0
NTT DATA (Consolidated)	28.5	39.1	67.6	37.9	52.5	158.1	49.0	53.5	102.6				192.0	192.0
(Ref.) Optical Access Network Investment
NTT East	—	—	—	—	—	85.0	—	—	—				Approx. 80.0	Approx. 80.0
NTT West	—	—	—	—	—	71.0	—	—	—				Approx. 73.0	Approx. 73.0

Notes :	(1)	Capital Investment figures for domestic access network businesses for the six months ended September 30, 2016, the six months ended September 30, 2017 and the year ending March 31, 2018 (Revised Forecast) are 496.3 billion yen, 522.6 billion yen and 1,193.0 billion yen, respectively.
	(2)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

2. Financial Results (Business Segments)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
Business segments(1)
Regional communications business
Operating Revenues	802.9	817.5	1,620.4	814.4	873.4	3,308.2	787.8	792.8	1,580.6				3,230.0	3,230.0
Operating Expenses	675.1	713.1	1,388.2	716.2	844.3	2,948.7	654.2	673.3	1,327.4				2,900.0	2,900.0
Operating Income	127.8	104.5	232.2	98.2	29.0	359.5	133.6	119.5	253.2				330.0	330.0
Long distance and international communications business
Operating Revenues	519.0	519.8	1,038.8	531.8	558.6	2,129.3	529.7	535.1	1,064.8				2,230.0	2,230.0
Operating Expenses	492.0	504.7	996.7	555.3	536.5	2,088.4	494.9	499.5	994.4				2,110.0	2,110.0
Operating Income	27.0	15.2	42.2	(23.5)	22.1	40.8	34.8	35.6	70.4				120.0	120.0
Mobile communications business
Operating Revenues	1,108.7	1,179.4	2,288.0	1,181.2	1,115.3	4,584.6	1,136.7	1,163.4	2,300.1				4,750.0	4,750.0
Operating Expenses	810.4	893.9	1,704.3	925.6	1,003.0	3,632.9	859.1	893.7	1,752.8				3,795.0	3,795.0
Operating Income	298.3	285.4	583.7	255.6	112.3	951.6	277.6	269.7	547.3				955.0	955.0
Data communications business
Operating Revenues	373.5	388.6	762.1	402.6	554.1	1,718.7	462.3	482.1	944.4				1,970.0	1,970.0
Operating Expenses	351.6	374.6	726.2	371.4	513.3	1,610.8	437.0	448.4	885.4				1,840.0	1,840.0
Operating Income	21.9	14.0	35.9	31.2	40.8	107.9	25.3	33.7	59.0				130.0	130.0
Other business
Operating Revenues	272.1	295.5	567.6	322.3	392.4	1,282.3	281.4	283.0	564.4				1,260.0	1,260.0
Operating Expenses	259.8	278.1	537.9	292.7	374.4	1,205.0	262.3	262.7	525.0				1,185.0	1,185.0
Operating Income	12.3	17.4	29.7	29.6	18.0	77.3	19.0	20.4	39.4				75.0	75.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
NTT (Holding Company) (JPN GAAP)
Operating Revenues	269.1	32.7	301.9	138.6	33.7	474.3	436.7	30.9	467.7				662.0	662.0
Operating Expenses	29.4	30.7	60.2	31.1	43.3	134.6	30.0	29.4	59.4				130.0	130.0
Operating Income	239.6	2.0	241.6	107.5	(9.5)	339.6	406.6	1.5	408.2				532.0	532.0
Non-Operating Revenues	6.0	6.2	12.3	5.7	6.0	24.1	5.1	6.2	11.3				22.0	22.0
Non-Operating Expenses	7.7	6.8	14.6	6.7	7.6	28.9	6.1	6.3	12.5				25.0	25.0
Recurring Profit	237.9	1.4	239.3	106.5	(11.0)	334.9	405.6	1.4	407.1				529.0	529.0
Net Income	237.5	(19.7)	217.7	79.2	(8.9)	288.1	405.3	(0.6)	404.7				530.0	530.0
NTT East (JPN GAAP)
Operating Revenues	410.1	413.3	823.5	413.1	435.5	1,672.2	405.5	407.1	812.7				1,640.0	1,640.0
Voice Transmission Services (excluding IP)(1)	101.4	99.9	201.4	99.2	95.8	396.5	94.2	92.7	187.0				370.0	370.0
IP Services	213.3	211.7	425.1	212.4	212.8	850.3	213.4	213.7	427.1				850.0	850.0
Leased Circuit (excluding IP)	24.0	23.6	47.6	23.0	22.6	93.3	23.2	23.1	46.4				93.0	93.0
Other	46.1	46.0	92.2	48.1	54.1	194.5	47.6	46.8	94.4				193.0	193.0
Supplementary Business	25.0	31.9	57.0	30.3	50.0	137.4	26.8	30.6	57.5				134.0	134.0
Operating Expenses	346.0	353.6	699.7	363.1	420.2	1,483.1	329.9	341.0	670.9				1,450.0	1,450.0
Personnel	23.6	23.6	47.2	23.2	24.0	94.6	21.4	20.8	42.3				85.0	85.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	224.3	230.9	455.2	236.1	270.7	962.1	222.9	232.6	455.6				947.0	947.0
Depreciation and Amortization	72.2	72.5	144.8	76.0	74.2	295.0	58.7	59.1	117.8				234.0	234.0
Loss on Disposal of Property, Plant and Equipment	6.1	8.4	14.5	9.7	31.5	55.9	7.6	10.4	18.0				110.0	110.0
Taxes and Public Dues	19.5	18.1	37.7	17.9	19.6	75.3	19.1	18.0	37.1				74.0	74.0
Operating Income	64.1	59.6	123.7	49.9	15.3	189.1	75.6	66.1	141.7				190.0	190.0
Non-Operating Revenues	17.3	0.5	17.9	1.5	0.7	20.2	8.1	0.8	8.9				9.0	5.0
Non-Operating Expenses	1.2	1.2	2.5	1.2	1.1	4.9	0.9	0.9	1.8				4.0	5.0
Recurring Profit	80.2	58.9	139.2	50.2	14.9	204.4	82.8	66.0	148.9				195.0	190.0
Net Income	57.8	42.1	99.9	36.5	13.1	149.6	60.0	46.3	106.3				135.0	131.0
NTT West (JPN GAAP)
Operating Revenues	362.0	368.4	730.5	362.7	385.7	1,479.0	351.0	354.1	705.1				1,436.0	1,436.0
Voice Transmission Services (excluding IP)(1)	101.6	99.9	201.5	99.0	95.6	396.2	93.7	92.2	186.0				370.0	370.0
IP Services	175.5	173.6	349.1	174.0	173.9	697.2	173.5	171.8	345.3				689.0	689.0
Leased Circuit (excluding IP)	22.0	21.7	43.8	21.3	21.1	86.3	22.0	21.7	43.7				87.0	87.0
Other	33.8	35.0	68.8	35.9	40.8	145.6	32.5	31.8	64.3				138.0	138.0
Supplementary Business	29.0	38.0	67.0	32.2	54.0	153.4	29.1	36.4	65.6				152.0	152.0
Operating Expenses	323.3	335.9	659.3	336.6	387.8	1,383.8	301.4	310.6	612.0				1,336.0	1,336.0
Personnel	20.3	20.0	40.4	19.9	20.2	80.5	18.9	17.6	36.6				74.0	77.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	206.3	219.1	425.5	215.4	254.4	895.4	206.0	215.4	421.5				863.0	860.0
Depreciation and Amortization	70.4	70.8	141.3	74.1	72.1	287.6	52.2	52.7	105.0				213.0	213.0
Loss on Disposal of Property, Plant and Equipment	8.6	9.4	18.1	10.9	24.1	53.2	6.6	8.4	15.1				119.0	119.0
Taxes and Public Dues	17.5	16.3	33.8	16.2	16.8	66.9	17.4	16.1	33.6				67.0	67.0
Operating Income	38.7	32.5	71.2	26.0	(2.0)	95.1	49.5	43.5	93.0				100.0	100.0
Non-Operating Revenues	1.2	0.4	1.6	0.5	0.7	2.9	1.3	0.4	1.7				4.0	4.0
Non-Operating Expenses	2.0	1.7	3.8	1.7	4.3	9.9	1.5	1.7	3.3				9.0	9.0
Recurring Profit	37.8	31.1	69.0	24.8	(5.7)	88.1	49.3	42.1	91.5				95.0	95.0
Net Income	23.3	22.2	45.5	18.0	(3.8)	59.7	35.0	29.8	64.8				70.0	70.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended September 30, 2017 include monthly charges, call charges and interconnection charges of 142.0 billion yen, 11.7 billion yen and 21.7 billion yen for NTT East, and 140.9 billion yen, 11.0 billion yen and 23.1 billion yen for NTT West, respectively.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
NTT Communications (JPN GAAP)
Operating Revenues(1)	220.2	226.9	447.1	227.0	249.6	923.8	230.3	231.9	462.3				940.0	940.0
Cloud Computing Platforms	17.1	17.6	34.7	17.6	19.5	72.0	20.2	19.3	39.5				87.0	87.0
Data Networks	94.8	95.1	190.0	96.3	98.4	384.8	97.2	98.6	195.9				393.0	393.0
Voice Communications	63.0	63.3	126.3	63.7	60.6	250.7	60.0	60.7	120.7				244.0	244.0
Applications & Content	9.4	9.2	18.6	9.3	9.6	37.7	8.7	9.3	18.1				37.0	37.0
Solution Services	31.9	37.7	69.7	36.1	57.5	163.4	37.3	40.3	77.6				159.0	159.0
Others	3.7	3.7	7.5	3.8	3.6	14.9	6.8	3.4	10.2				20.0	20.0
Operating Expenses	194.3	202.5	396.9	204.1	230.2	831.3	198.9	204.8	403.8				847.0	847.0
Personnel	19.2	18.9	38.2	19.0	19.7	77.0	19.1	18.9	38.1				77.0	77.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	90.8	98.8	189.6	95.1	121.6	406.4	94.8	99.5	194.4				639.0	639.0
Communication Network Charges	54.7	54.6	109.4	59.2	54.4	223.1	57.6	58.8	116.4
Depreciation and Amortization	25.4	25.6	51.1	26.2	27.0	104.4	22.7	23.3	46.1				96.0	96.0
Loss on Disposal of Property, Plant and Equipment	0.5	1.0	1.6	0.9	4.1	6.7	0.8	0.6	1.5				22.0	22.0
Taxes and Public Dues	3.5	3.2	6.8	3.4	3.2	13.4	3.6	3.4	7.1				13.0	13.0
Operating Income	25.8	24.3	50.1	22.9	19.4	92.5	31.4	27.1	58.5				93.0	93.0
Non-Operating Revenues	7.4	5.6	13.1	4.0	3.5	20.7	6.7	6.4	13.2				18.0	18.0
Non-Operating Expenses	2.3	1.6	3.9	1.3	2.5	7.8	1.4	0.9	2.3				8.0	8.0
Recurring Profit	30.9	28.3	59.3	25.6	20.5	105.4	36.7	32.6	69.4				103.0	103.0
Net Income	22.3	20.4	42.7	18.5	23.6	85.0	27.6	23.1	50.7				73.0	73.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	206.6	198.6	405.2	196.4	207.4	809.0	207.0	208.5	415.5				890.0	890.0
Operating Expenses	207.9	205.7	413.6	197.9	207.4	818.9	207.2	205.2	412.3				881.0	881.0
Operating Income(4)	(1.3)	(7.0)	(8.3)	(1.5)	(0)	(9.9)	(0.2)	3.3	3.2				9.0	9.0
Net Income Attributable to Dimension Data	(2.4)	(9.6)	(11.9)	(14.6)	(1.4)	(27.9)	(1.8)	0.2	(1.6)				—	—

Notes:	(1)	The following are the main services included in each line item:
- Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”
- Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”
- Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”
- Applications & Content: “Application services (Mail services, etc.)”
- Solution Services: “System integration services”
	(2)	Because Dimension Data’s statements of income from January 1 to June 30, 2017 are consolidated into NTT’s consolidated statements of income from April 1 to September 30, 2017, Dimension Data’s financial results for the six months ended June 30, 2017 are included under the six months ended September 30, 2017 and Dimension Data’s forecast for the twelve months ending December 31, 2017 is included under Year Ending March 31, 2018 (Forecast).
	(3)	The conversion rate used for Dimension Data figures for the six months ended September 30, 2017 is USD1.00 = JPY112.34.
	(4)	Operating Income for the six months ended September 30, 2017 under US GAAP was (2.0) billion yen.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,108.7	1,179.7	2,288.3	1,181.3	1,115.0	4,584.6	1,136.7	1,163.4	2,300.1				4,750.0	4,750.0
Telecommunications Services	729.7	744.8	1,474.5	750.7	759.9	2,985.1	774.9	793.9	1,568.8				3,114.0	3,125.0
Mobile Communications Services	704.2	712.8	1,417.0	712.1	714.8	2,844.0	723.1	736.5	1,459.6				2,878.0	2,894.0
Voice Revenues	215.9	219.6	435.4	224.8	215.0	875.2	231.2	241.4	472.6				932.0	928.0
Packet Communications Revenues	488.3	493.3	981.6	487.4	499.8	1,968.8	491.9	495.1	987.0				1,946.0	1,966.0
Optical-fiber Broadband Services and Other Telecommunications Services	25.5	31.9	57.5	38.6	45.1	141.1	51.8	57.4	109.2				236.0	231.0
Equipment Sales	165.8	214.4	380.1	206.2	132.9	719.2	150.6	152.9	303.5				759.0	748.0
Other Operating Revenues	213.2	220.5	433.7	224.4	222.2	880.3	211.2	216.7	427.8				877.0	877.0
Operating Expenses	809.4	893.4	1,702.7	924.5	1,012.6	3,639.8	858.4	893.0	1,751.4				3,790.0	3,790.0
Personnel	72.3	72.8	145.1	72.2	74.5	291.8	72.9	71.6	144.5				290.0	300.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	531.5	600.6	1,132.1	622.8	677.3	2,432.1	553.3	577.5	1,130.8				2,506.0	2,498.0
Depreciation and Amortization	109.7	110.8	220.5	113.9	117.9	452.3	119.0	121.0	240.0				489.0	490.0
Impairment Loss	—	—	—	—	12.2	12.2	—	—	—				—	—
Loss on Disposal of Property, Plant and Equipment	7.9	16.8	24.8	16.5	38.3	79.6	12.4	16.0	28.5				69.0	60.0
Communication Network Charges	76.7	82.1	158.7	88.8	81.8	329.4	90.9	96.6	187.5				395.0	400.0
Taxes and Public Dues	11.2	10.3	21.5	10.3	10.5	42.4	9.9	10.2	20.1				41.0	42.0
Operating Income	299.3	286.3	585.6	256.7	102.4	944.7	278.3	270.5	548.8				960.0	960.0
Non-Operating Income (Loss)	(4.0)	(0.4)	(4.4)	8.3	1.0	4.8	3.5	2.2	5.7				121.0	6.0
Income Before Income Taxes	295.3	285.9	581.2	265.0	103.4	949.6	281.8	272.7	554.5				1,081.0	966.0
Net Income Attributable to NTT DOCOMO	206.9	198.6	405.4	184.0	63.1	652.5	189.9	184.0	373.9				740.0	655.0
NTT DATA Consolidated (JPN GAAP)
Net sales	392.2	387.4	779.6	401.2	551.5	1,732.4	540.4	480.5	1,020.9				2,060.0	2,060.0
Public & Social Infrastructure	89.1	97.6	186.7	109.5	159.1	455.4	85.9	—	183.0				447.0	447.0
Financial	118.6	127.7	246.3	124.3	147.2	518.0	127.5	—	259.1				539.0	539.0
Enterprise & Solutions	97.7	103.1	200.9	103.0	121.6	425.6	105.2	—	219.0				442.0	442.0
New
North America (1)	—	—	—	—	—	—	—	—	263.2				513.0	—
EMEA & LATAM (1)	—	—	—	—	—	—	—	—	212.7				362.0	—
Elimination or Corporate (1)	—	—	—	—	—	—	—	—	(116.2)				(243.0)	—
Old
Global	145.2	122.8	268.0	128.7	206.5	603.3	284.7	—	—				—	908.0
Elimination or Corporate	(58.5)	(63.9)	(122.4)	(64.5)	(83.0)	(269.9)	(63.0)	—	—				—	(276.0)
Cost of Sales	294.5	286.7	581.2	293.7	418.6	1,293.6	413.5	354.4	767.9				1,548.0	1,550.0
Gross Profit	97.6	100.6	198.3	107.5	132.9	438.8	126.9	126.0	253.0				512.0	510.0
Selling, General and Administrative Expenses	80.3	72.7	153.0	78.3	90.4	321.7	104.7	96.2	200.9				392.0	390.0
Operating Income	17.3	27.9	45.3	29.1	42.5	117.1	22.1	29.8	52.0				120.0	120.0
Non-Operating Income (Loss)	(0)	(0.1)	(0.2)	(1.1)	(2.7)	(4.1)	0.2	(2.0)	(1.7)				(4.0)	(4.0)
Ordinary income	17.3	27.7	45.0	28.0	39.8	112.9	22.4	27.8	50.2				116.0	116.0
Net Income Attributable to Owners of Parent	10.0	18.9	29.0	16.0	20.6	65.6	8.1	13.7	21.8				59.0	59.0

Note:	(1)	Due to the revision of NTT DATA’s global management structure on July 1, 2017, NTT DATA changed the method of classification and disclosure of segment information starting from the six months ended September 30, 2017. Under the new segments, the results for the six months ended September 30, 2016 were 87.0 billion for North America, 170.6 billion yen for EMEA & LATAM, and (112.0) billion yen for Elimination or Corporate, and the results for the year ended March 31, 2017 were 246.3 billion for North America, 330.8 billion yen for EMEA & LATAM, and (243.9) billion yen for Elimination or Corporate.
The new Elimination or Corporate segment includes certain figures that would have been included in former segment areas such as China/APAC.

4. Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	FY 2016				FY 2017				FY 2017 (E)	[Ref.] FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31 (Revised Forecast)	As of March 31 (Previously Announced Forecast)
Telephone Subscriber Lines(1)	19,671	19,413	19,117	18,797	18,482	18,168			17,785	17,785
NTT East	9,740	9,617	9,471	9,315	9,166	9,014			8,865	8,865
NTT West	9,931	9,796	9,647	9,482	9,316	9,154			8,920	8,920
INS-Net(2)	2,719	2,661	2,602	2,539	2,488	2,440			2,326	2,326
NTT East	1,384	1,356	1,325	1,293	1,269	1,244			1,193	1,193
NTT West	1,334	1,305	1,276	1,246	1,219	1,196			1,133	1,133
Telephone Subscriber Lines + INS-Net	22,390	22,074	21,719	21,336	20,970	20,609			20,111	20,111
NTT East	11,125	10,973	10,796	10,609	10,434	10,258			10,059	10,059
NTT West	11,265	11,102	10,923	10,727	10,535	10,350			10,052	10,052
Public Telephones	168,673	166,120	163,921	161,375	160,396	159,485			157,972	157,972
NTT East	76,511	74,846	73,357	71,434	71,037	70,763			70,434	70,434
NTT West	92,162	91,274	90,564	89,941	89,359	88,722			87,538	87,538
FLET’S ISDN	83	81	79	77	75	73			70	70
NTT East	36	35	34	33	33	32			30	30
NTT West	47	46	45	44	43	42			39	39
FLET’S ADSL	1,019	987	955	919	881	849			791	791
NTT East	459	444	428	411	394	379			351	351
NTT West	560	543	527	508	487	470			440	440
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,520	19,704	19,903	20,053	20,294	20,386			20,853	20,853
NTT East	10,839	10,958	11,078	11,173	11,318	11,381			11,673	11,673
NTT West	8,681	8,746	8,825	8,880	8,976	9,005			9,180	9,180
(incl.) Hikari Collaboration Model	5,912	6,917	7,854	8,744	9,574	10,145			11,894	11,894
NTT East	3,781	4,337	4,846	5,328	5,770	6,077			7,028	7,028
NTT West	2,131	2,580	3,008	3,416	3,804	4,069			4,866	4,866
Hikari Denwa(6)	17,451	17,545	17,655	17,759	17,862	17,924			18,039	17,988
NTT East	9,180	9,242	9,311	9,369	9,433	9,478			9,569	9,569
NTT West	8,271	8,302	8,344	8,390	8,430	8,447			8,470	8,419
Conventional Leased Circuit Services	231	229	227	225	224	222			218	218
NTT East	112	111	110	109	109	108			105	105
NTT West	118	118	117	116	115	115			113	113
High Speed Digital Services	114	112	110	108	106	105			100	100
NTT East	58	57	56	55	54	53			52	52
NTT West	56	55	54	53	52	52			48	48
NTT Group Major ISPs(7)	11,360	11,328	11,303	11,231	11,189	11,157			11,015	11,031
(incl.) OCN	7,969	7,905	7,847	7,739	7,678	7,637			7,496	7,496
(incl.) Plala	3,024	3,047	3,075	3,106	3,124	3,135			3,130	3,130
Hikari TV	3,047	3,041	3,032	3,023	3,021	3,018			3,030	3,030
FLET’S TV Transmission Services(6)	1,445	1,464	1,489	1,521	1,551	1,570			1,602	1,602
NTT East	917	926	939	951	963	972			981	981
NTT West	528	538	551	570	587	597			621	621
Mobile Telecommunications Services (8)	71,614	72,943	73,588	74,880	75,114	75,361			76,200	77,100
(incl.) “Kake-hodai & Pake-aeru” billing plan	31,586	33,416	35,198	37,066	38,342	39,617			—	—
Telecommunications Services (LTE (Xi))	39,893	41,281	42,671	44,544	45,659	46,908			50,000	51,700
Telecommunications Services (FOMA (3G))	31,721	31,662	30,917	30,336	29,455	28,453			26,200	25,400
sp-mode	33,082	33,809	34,749	35,921	36,671	37,418			39,300	40,200
i-mode	18,136	17,416	16,503	15,493	14,662	13,809			11,900	11,300

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	The comparative results for the six months ended September 30, 2017 compared to the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 834 thousand lines and 644 thousand lines, respectively, for a total of 1,478 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 598 thousand lines and 429 thousand lines, respectively, for a total of 1,027 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 502 thousand lines and 449 thousand lines, respectively, for a total of 951 thousand lines.
	(5)	The comparative forecast for the year ending March 31, 2018 (Revised Forecast) compared to the results for the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,700 thousand lines and 1,200 thousand lines, respectively, for a total of 2,900 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,250 thousand lines and 850 thousand lines, respectively, for a total of 2,100 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,100 thousand lines and 1,000 thousand lines, respectively, for a total of 2,100 thousand lines.
	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.
	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”
	(8)	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

4. Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE (Xi) mobile phone services, FOMA (3G) mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Six Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Previously Announced Forecast)
NTT East (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,620	2,620	2,620	2,590	2,610	2,580	2,580	2,580				2,570	2,570
FLET’S Hikari ARPU (6)	5,340	5,280	5,310	5,230	5,170	5,250	5,120	5,090	5,100				5,050	5,050
Basic Monthly Charge	3,750	3,720	3,730	3,690	3,670	3,700	3,640	3,640	3,630				3,600	3,600
Optional Services	1,590	1,560	1,580	1,540	1,500	1,550	1,480	1,450	1,470				1,450	1,450
NTT West (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,580	2,580	2,580	2,580	2,560	2,580	2,540	2,550	2,540				2,550	2,550
FLET’S Hikari ARPU (6)	5,350	5,300	5,330	5,260	5,210	5,280	5,160	5,110	5,140				5,080	5,080
Basic Monthly Charge	3,640	3,620	3,640	3,590	3,570	3,610	3,550	3,510	3,530				3,490	3,490
Optional Services	1,710	1,680	1,690	1,670	1,640	1,670	1,610	1,600	1,610				1,590	1,590
NTT DOCOMO (7)(8)(9)
Aggregate ARPU	4,330	4,420	4,380	4,450	4,550	4,430	4,600	4,710	4,650				4,670	4,700
Voice ARPU (LTE (Xi) + FOMA (3G))	1,240	1,250	1,240	1,280	1,220	1,250	1,330	1,390	1,360				1,360	1,350
Data ARPU	3,090	3,170	3,140	3,170	3,330	3,180	3,270	3,320	3,290				3,310	3,350
Packet ARPU (LTE (Xi) + FOMA (3G))	2,960	2,990	2,980	2,960	3,080	2,990	2,970	2,990	2,980				2,970	3,010
“docomo Hikari” ARPU	130	180	160	210	250	190	300	330	310				340	340

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

a. Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

b. FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

-   “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

- “FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
- Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
- Six-month Results (from April to September): Sum of number of active subscribers* for each month from April to September
- FY Results: Sum of number of active subscribers* for each month from April to March

-   FY Forecast (Previously Announced Forecast): Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2017 + number of expected subscribers at March 31, 2018)/2)x12

-   FY Forecast (Revised Forecast): Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers* from October to March ((number of subscribers at September 30, 2017 + number of expected subscribers at March 31, 2018)/2)x6

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.
a. Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
b. Data ARPU= Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.
- Quarterly Results: Sum of number of active users* for each month in the relevant quarter
- Six-month Results (from April to September): Sum of number of active users* for each month from April to September
- FY Results/FY Forecast (Previously Announced Forecast/Revised Forecast): Sum of number of active users*/expected number of active users* for each month from April to March
*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

4. Operating Data

Number of Employees

	(Persons)
	FY 2016				FY 2017				FY 2017 (E)	[Ref.] FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31 (Revised Forecast)	As of March 31 (Previously Announced Forecast)
NTT Consolidated (1)	248,650	248,650	280,600	274,850	280,850	283,400			281,750	281,350
Regional communications business	67,400	67,300	73,700	68,250	70,000	70,300			68,250	67,150
Long distance and international communications business	45,150	44,450	44,050	43,850	43,850	44,200			44,500	45,850
Mobile communications business	27,500	27,450	27,400	26,750	28,150	28,050			27,750	28,050
Data communications business	83,200	84,000	109,950	111,650	113,950	115,900			117,000	115,950
Other business	25,400	25,450	25,500	24,350	24,900	24,950			24,250	24,350
Core Group Companies (1)
NTT (Holding Company)	2,800	2,800	2,750	2,700	2,750	2,700			2,650	2,700
NTT East	5,200	4,950	4,950	4,850	5,200	4,800			4,650	4,800
NTT West	4,600	4,450	4,450	4,400	4,550	4,000			3,900	4,300
NTT Communications	6,550	6,450	6,450	6,350	6,400	6,400			6,300	6,300
NTT DOCOMO (Consolidated)	27,500	27,450	27,400	26,750	28,150	28,050			27,750	28,050
NTT DATA (Consolidated)	83,200	84,000	109,950	111,650	113,950	115,900			117,000	115,950

Note:	(1)	Starting from the nine-month period ended December 31, 2016, “Number of Employees” includes employees whose contracts were changed from fixed-term contracts to open-ended contracts.